# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mineralys Therapeutics, Inc., CIK 0001933414
CUSIP: 603170101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 150 N. Radnor Chester Rd, Suite F200, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001746274

## Reporting persons
- Catalys Pacific Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,002,738; sole dispositive power 0; shared dispositive power 8,002,738; aggregate amount beneficially owned 8,002,738 (10.1% of the class)
- Catalys Pacific Fund GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,002,738; sole dispositive power 0; shared dispositive power 8,002,738; aggregate amount beneficially owned 8,002,738 (10.1% of the class)
- Catalys Pacific, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,002,738; sole dispositive power 0; shared dispositive power 8,002,738; aggregate amount beneficially owned 8,002,738 (10.1% of the class)
- Brian Taylor Slingsby: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,002,738; sole dispositive power 0; shared dispositive power 8,002,738; aggregate amount beneficially owned 8,002,738 (10.1% of the class)

## Item 1. Issuer
Name of issuer: Mineralys Therapeutics, Inc.
Address of issuer's principal executive offices: 150 N. Radnor Chester Rd, Suite F200, Radnor, PA 19087

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
Catalys Pacific Fund, LP
Catalys Pacific Fund GP, LP
Catalys Pacific, LLC
Brian Taylor Slingsby
Address of principal business office or, if none, residence: The principal business address for Catalys Pacific Fund, LP, Catalys Pacific Fund GP, LP and Catalys Pacific, LLC is IQ EQ Corporate Services (Cayman) Limited, 3rd Floor Whitehall House, 238 North Church Street, Grand Cayman, Cayman Islands. The principal business address for Brian Taylor Slingsby is 1700 Westlake Avenue N, Suite 200, Thinkspace, Seattle, WA 98109.
Citizenship: Brian Taylor Slingsby is a citizen of the United States. The other Reporting Persons are each entities organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2025, based upon 79,139,956 shares of Common Stock outstanding as of November 3, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.

Catalys Pacific Fund, LP is the beneficial owner of 8,002,738 shares of Common Stock, which includes 7,903,838 shares of Common Stock held of record by Catalys Pacific Fund, LP and 98,900 shares of Common Stock underlying stock options that are exercisable within 60 days of December 31, 2025.

Catalys Pacific Fund GP, LP is the general partner of Catalys Pacific Fund, LP. Catalys Pacific, LLC is the general partner of Catalys Pacific Fund GP, LP. Brian Taylor Slingsby is the managing director of Catalys Pacific, LLC. As a result, each of the Reporting Persons may be deemed to share beneficial ownership over the securities reported herein.
Percent of class: 10.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,002,738
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,002,738

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Catalys Pacific Fund, LP: By: Catalys Pacific Fund GP, LP, its General Partner, By: Catalys Pacific, LLC, its General Partner, By: /s/ Brian Taylor Slingsby, Brian Taylor Slingsby, Managing Director (02/13/2026)
- Catalys Pacific Fund GP, LP: By: Catalys Pacific, LLC, its General Partner, By: /s/ Brian Taylor Slingsby, Brian Taylor Slingsby, Managing Director (02/13/2026)
- Catalys Pacific, LLC: /s/ Brian Taylor Slingsby, Brian Taylor Slingsby, Managing Director (02/13/2026)
- Brian Taylor Slingsby: /s/ Brian Taylor Slingsby, Brian Taylor Slingsby (02/13/2026)